FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 12, 2003, Series 2003-11	**333-105982**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 12, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________________
Name: Jule J. Keen
Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

M-5 Loss Coverage

Interest Rate Stresses

	LIBOR	WAL	CDR Break	Cum Loss	Coll Duration	DM
40% Severity	Fwd LIBOR	10.91	7.6%	7.3%	2.2	2.51
	Fwd LIBOR + 200	11.33	5.7%	5.6%	2.3	2.00
	Fwd LIBOR + 400	11.79	3.7%	3.8%	2.3	1.27

Severity Stresses

	Severity	WAL	CDR Break	Cum Loss	Coll Duration	DM
Fwd LIBOR	50%	11.27	6.0%	7.4%	2.3	2.37
	70%	11.66	4.2%	7.4%	2.3	2.37

Prepayment Stresses

	PPY	Severity	WAL	CDR Break	Cum Loss	Coll Duration	DM
Fwd LIBOR + 200	15 CPR	40%	22.31	6.1%	10.6%	3.5	2.82
	40 CPR	50%	9.76	5.4%	4.9%	1.7	3.13
	50 CPR	70%	7.60	4.2%	4.1%	1.3	3.01
Fwd LIBOR + 400	15 CPR	40%	24.26	3.4%	6.6%	3.6	2.09
	40 CPR	50%	10.09	3.8%	3.5%	1.7	2.54

Basis Risk Stress

	PPY	WAL	Cum Loss	Coll Duration	DM
Fwd LIBOR + 400 50% Severity 2.5% CDR	15CPR (fix) 35CPR (arm)	21.2811	4.2%	2.7	-0.49

12 month delay
Trigger Failing
Run to maturity
Run using given Prepay Curves
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Bond Class: AV-4

Balance	Interest Type	Index Type	Settle Date	First Accrual Date	Next Pay Date
68,335,000	Float	LIBOR1M	11/12/2003	11/12/2003	12/25/2003

To Call

FRM Prepay Speed	**0% PPC**	**50% PPC**	**100% PPC**	**150% PPC**	**200% PPC**
ARM Prepay Speed	**0 CPR**	**14 CPR**	**27 CPR**	**40 CPR**	**54 CPR**
WAL (Yrs)	27.20	11.57	**6.18**	3.66	2.11
Mod Dur	21.62	10.37	**5.80**	3.50	2.06
FirstPrinPay	2/25/2028	9/25/2010	**6/25/2007**	12/25/2005	5/25/2005
Maturity	7/25/2032	3/25/2019	**3/25/2012**	4/25/2009	10/25/2006
Prin Window (Months)	54	103	**58**	41	18

To Maturity

FRM Prepay Speed	**0% PPC**	**50% PPC**	**100% PPC**	**150% PPC**	**200% PPC**
ARM Prepay Speed	**0 CPR**	**14 CPR**	**27 CPR**	**40 CPR**	**54 CPR**
WAL (Yrs)	27.38	12.76	**6.97**	4.18	2.11
Mod Dur	21.73	11.24	**6.46**	3.97	2.06
FirstPrinPay	2/25/2028	9/25/2010	**6/25/2007**	12/25/2005	5/25/2005
Maturity	10/25/2033	6/25/2031	**2/25/2022**	2/25/2016	10/25/2006
Prin Window (Months)	69	250	**177**	123	18

All Information is Preliminary and Subject to Change

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Class M-1 Loss Coverage

	Fwd LIBOR + 200	
PPY	CDR Break	Cum Loss
13 CPR	5.7%	18.1%
18 CPR	6.6%	16.0%
23 CPR	7.4%	14.4%

65% loss severity
12 month delay
Servicer Does Not Advance P&I
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Float	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Float	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Float	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Float	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Float	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Float	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Class M2

Scenario	1	2	First Prin Loss
% of Default Curves	24.64%	49.31%	96.6%
Cum Default	7.4%	13.8%	23.7%
Cum Loss	3.0%	5.5%	9.5%
% of Prin Received	100%	100%	99.93%
WAL	5.68	5.83	7.26
Duration	4.88	4.99	5.90
Prin Window	61-76	61-81	65-361

BONY CDR Default Curves		
Year	FRM	ARM
1	3.00%	3.0000%
2	12.00%	17.0000%
3	20.00%	25.0000%
4	25.00%	25.0000%
5	20.00%	20.0000%
6	15.00%	10.0000%
7 & after	5.00%	10.0000%

Fwd LIBOR
40% loss severity
33% CPR
Trigger failing
Run to Maturity
12 month lag in recoveries
Defaults are in addition to prepayments

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Class M-5 Loss Coverage

LIBOR	CDR Break	Cum Loss
Fwd LIBOR	11.6%	9.5%
Fwd LIBOR + 200	8.8%	7.7%

30% loss severity
12 month lag in recoveries
Trigger failing
Run to Maturity
Defaults are in addition to prepayments
Run at Pricing Speed

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Class M-2 Loss Coverage

LIBOR	Terminal CDR	Cum Defaults	Cum Loss	WAL
Fwd LIBOR	18.3%	27.2%	10.9%	8.94
Fwd LIBOR+100	16.8%	25.8%	10.3%	9.26

40% loss severity
0 month delay
Run at Pricing Speed
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

CDR Vector is as follows:

Month	CDR
1-12	0
13-30	0 to Terminal CDR
30+	Terminal CDR

All Information Is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Class M-5 Loss Coverage

LIBOR	% of Default Curve	Cum Loss	WAL	Prin Window
Fwd LIBOR	104%	7.2%	13.24	130-361
Fwd LIBOR + 150*	94%	6.6%	13.51	133-361

*150bps increase occurs after 6 months

100% Severity
0 Month Lag
Prepay and Default Curves Provided by FFTW
Trigger Failing
Run to Maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

LIBOR	CDR	Cum Loss	WAL	Prin Window
Fwd LIBOR + 150*	6.0%	7.1%	13.26	131-361

*150bps increase occurs after 6 months

45% Severity
12 Month Lag
Prepay Curve Provided by FFTW
Trigger Failing
Run to Maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Loss Coverage

	Fwd LIBOR (run at pricing speed)		Fwd LIBOR + 150 (run at pricing speed)		Fwd LIBOR (run at 1.5x pricing speed)	
Class	CDR	Cum Loss	CDR	Cum Loss	CDR	Cum Loss
M1	11.6%	17.3%	10.2%	15.8%	14.1%	14.8%
M2	7.8%	12.8%	6.6%	11.2%	9.1%	10.3%
M3	*Not Offered*					
M4	*Not Offered*					
M5	5.4%	9.4%	4.4%	7.9%	5.6%	6.7%
M6	4.6%	8.2%	3.9%	7.1%	4.7%	5.7%

55% Loss Severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

All Information Is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Float	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Float	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Float	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Float	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Float	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Float	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Class M6

Scenario	Base	1	2	3	4	5	6	7	8
Default Curve %	100%	150%	150%	150%	150%	150%	150%	150%	150%
% Pricing Prep Speed	100%	100%	100%	75%	75%	75%	150%	75%	150%
LIBOR	Fwd	Fwd+150bps	Fwd+150bps	Fwd+150bps	Fwd+150bps	Fwd	Fwd	Fwd	Fwd
Trigger	Fail	Pass	Fail	Pass	Fail	Pass	Pass	Fail	Fail
WAL	12.59	5.91	12.51	6.82	15.41	6.35	3.86	15.20	8.44
Prin Window	141-162	37-227	140-160	38-280	174-196	38-246	37-137	171-195	94-108
% of Prin Received	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cum Loss	3.5%	5.1%	5.1%	6.6%	6.6%	6.6%	3.3%	6.6%	3.3%

Default Curve ramps to 2.86% CDR in 12 periods
40% Loss Severity
12 month delay
Run to maturity
Defaults are in addition to prepayments

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Bond Class: M-2

Balance	Interest Type	Index Type	Bond Margin	Settle Date	First Accrual Date	Next Pay Date
85,500,000	Float	LIBOR1M	1.65	11/12/2003	11/12/2003	12/25/2003

To Call

Prepay Speed	8 CPR	10 CPR	15 CPR	20 CPR	23.08 CPR	30 CPR	40 CPR	50 CPR
WAL (Yrs)	14.10	11.99	8.46	6.39	**5.55**	4.44	3.93	3.34
Mod Dur	11.30	9.89	7.34	5.71	**5.03**	4.10	3.67	3.15
FirstPrinPay	1/25/2011	10/25/2009	11/25/2007	12/25/2006	**12/25/2006**	2/25/2007	5/25/2007	12/25/2006
Maturity	3/25/2024	7/25/2021	8/25/2016	7/25/2013	**3/25/2012**	2/25/2010	5/25/2008	3/25/2007
Prin Window (Months)	159	142	106	80	**64**	37	13	4

To Maturity

Prepay Speed	8 CPR	10 CPR	15 CPR	20 CPR	23.08 CPR	30 CPR	40 CPR	50 CPR
WAL (Yrs)	14.83	12.77	9.15	6.95	**6.04**	4.82	4.19	3.64
Mod Dur	11.71	10.35	7.80	6.12	**5.40**	4.41	3.89	3.42
FirstPrinPay	1/25/2011	10/25/2009	11/25/2007	12/25/2006	**12/25/2006**	2/25/2007	5/25/2007	12/25/2006
Maturity	11/25/2030	1/25/2029	8/25/2023	4/25/2019	**4/25/2017**	1/25/2014	2/25/2011	4/25/2009
Prin Window (Months)	239	232	190	149	**125**	84	46	29

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Fixed	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Fixed	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Fixed	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Fixed	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Fixed	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-		22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

CDR Vector:
-Months 1-24, CDR ramps from 0% to 8%
-Months 25-48 CDR constant 8%
-Months 49-120, CDR ramps from 8% to 5%
-Month 121 until end, CDR constant 5%

CPR Vector for Fixed Rate Collateral:
-Months 1-12, CPR ramps from 0% to18%
-Months 13-24, CPR constant 18%
-Months 25-120, CPR ramps from 18% to 21%
-Month 121 until end, CPR is constant 21%

CPR Vector for Floating Rate Collateral:
-Months 1-18, CPR ramps from 0% to 30%
-Months 19-24, CPR ramps from 30% to 50%
-Months 25-40, CPR ramps from 50% to 30%
-Month 41 until end, CPR is constant 30%

Loss Coverage

	To Maturity				To Call			
	Fwd LIBOR		Fwd LIBOR + 200bps		Fwd LIBOR		Fwd LIBOR + 200bps	
Class	CDR Vect Mult to Break	Cum Loss	CDR Vect Mult to Break	Cum Loss	CDR Vect Mult to Break	Cum Loss	CDR Vect Mult to Break	Cum Loss
M2	200%	10.9%	165%	9.5%	250%	12.7%	205%	11.1%
M5	111%	6.9%	89%	5.8%	136%	8.2%	107%	6.7%
M6	90%	5.8%	70%	4.7%	103%	6.5%	79%	5.2%

35% Loss Severity
12 Month Delay
Trigger failing
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

M-2 Loss Coverage

First Principal Loss

40% Severity	Fwd LIBOR		Static LIBOR mos 1-12 then increase by 400bps	
PPC	CDR	Cum Loss	CDR	Cum Loss
75	10.7%	13.6%	9.3%	12.2%
100	11.5%	11.8%	9.8%	10.4%
135	12.7%	10.2%	10.6%	8.8%

65% Severity	Fwd LIBOR		Static LIBOR mos 1-12 then increase by 400bps	
PPC	CDR	Cum Loss	CDR	Cum Loss
75	6.2%	14.5%	5.5%	13.1%
100	6.7%	12.3%	5.8%	10.9%
135	7.4%	10.4%	6.2%	8.9%

M-5 Loss Coverage

40% Severity	Fwd LIBOR		Static LIBOR mos 1-12 then increase by 400bps	
PPC	CDR	Cum Loss	CDR	Cum Loss
75	7.2%	10.0%	6.2%	8.9%
100	7.4%	8.2%	6.0%	6.9%
135	7.7%	6.6%	6.0%	5.3%

65% Severity	Fwd LIBOR		Static LIBOR mos 1-12 then increase by 400bps	
PPC	CDR	Cum Loss	CDR	Cum Loss
75	4.3%	10.7%	3.8%	9.6%
100	4.4%	8.5%	3.7%	7.3%
135	4.6%	6.8%	3.6%	5.4%

M-6 Loss Coverage

40% Severity	Fwd LIBOR		Static LIBOR mos 1-12 then increase by 400bps	
PPC	CDR	Cum Loss	CDR	Cum Loss
75	6.3%	9.0%	5.6%	8.2%
100	6.1%	7.0%	5.2%	6.1%
135	6.1%	5.4%	4.8%	4.3%

65% Severity	Fwd LIBOR		Static LIBOR mos 1-12 then increase by 400bps	
PPC	CDR	Cum Loss	CDR	Cum Loss
75	3.8%	9.6%	3.5%	8.9%
100	3.7%	7.3%	3.2%	6.4%
135	3.7%	5.5%	2.9%	4.4%

12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC: 4-23CPR over 12 mos, 23CPR thereafter for Fixed Rate Collateral
4-27CPR over 12 mos; 27 CPR in mos 13-22; 50 CPR in mos 23-37; 27 CPR thereafter for Adjustable Rate Collateral

Transaction

Issuer Ameriquest Mortgage Securities, Inc.
Series 2003-11

Collateral $1.9 Billion of Home Equity Mortgage Loans
Originator Ameriquest Mortgage Company

Servicer Ameriquest Mortgage Company
Rating "Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

M-2 Loss Coverage

LIBOR	CDR	Cum Loss
Fwd LIBOR	10.0%	12.8%
Fwd LIBOR + 100	8.8%	11.6%
Fwd LIBOR + 200	7.6%	10.3%
Fwd LIBOR + 300	6.5%	9.0%
Fwd LIBOR + 400	5.6%	7.9%
Fwd LIBOR + 500	5.0%	7.2%

50% Severity
6 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at 90 PPC for the Fixed Rate Loans and Fitch BBB Ppy Curve for the Adj Rate Loans
Servicer advances P&I

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Class M-5 Loss Coverage

Run at Constant CDR

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL
50	13.7%	20.7%	51.8%	18.26	8.4%	15.6%	38.9%	22.22	6.6%	13.2%	33.1%	24.40
100	14.4%	14.7%	36.7%	12.62	10.4%	11.6%	29.1%	14.11	7.6%	9.1%	22.8%	15.37
150	15.3%	11.5%	28.7%	9.36	12.7%	9.9%	24.8%	9.87	8.9%	7.4%	18.4%	10.71
200	16.2%	9.4%	23.5%	7.16	14.2%	8.4%	21.0%	7.44	10.2%	6.3%	15.7%	7.96

Run using Default Curve
(100% of curve = 7.5% Defaults)

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL
50	609%	18.3%	45.7%	25.39	485%	14.6%	36.4%	26.81	412%	12.4%	30.9%	27.29
100	349%	10.5%	26.2%	16.69	252%	7.6%	18.9%	17.64	214%	6.4%	16.1%	18.02
150	250%	7.0%	17.4%	10.04	187%	5.5%	13.7%	11.07	161%	4.8%	12.1%	11.45
200	230%	5.4%	13.5%	5.51	184%	4.6%	11.4%	6.27	158%	4.0%	10.1%	6.94

Run using Default Curve
(100% of curve = 13.125% Defaults)

	Fwd LIBOR			
PPC	% of Default Curve	Cum Loss	Cum Default	WAL
100	131%	6.9%	17.2%	18.45

40% loss severity
0 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer Ameriquest Mortgage Securities, Inc.
Series 2003-11

Collateral $1.9 Billion of Home Equity Mortgage Loans
Originator Ameriquest Mortgage Company

Servicer Ameriquest Mortgage Company
Rating "Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Fixed	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Fixed	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Fixed	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Fixed	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Fixed	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-		22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Loss Coverage

	Fwd LIBOR		Fwd LIBOR + 200bps	
Class	CDR Break	Cum Loss	CDR Break	Cum Loss
M5	5.7%	10.8%	4.3%	8.4%
M6	4.9%	9.4%	3.8%	7.6%

60% Loss Severity
6 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Fixed	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Fixed	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Fixed	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Fixed	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Fixed	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-		22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Loss Coverage

	Static LIBOR		Fwd LIBOR	
Class	CDR	Cum Loss	CDR	Cum Loss
M1	21.9%	19.3%	17.3%	16.6%
M2	15.8%	15.7%	11.3%	12.4%
M3	*Not Offered*			
M4	*Not Offered*			
M5	11.4%	12.4%	7.6%	9.1%
M6	10.4%	11.6%	6.5%	8.0%

40% Loss Severity
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Ameriquest Mortgage Securities, Inc.
Series	2003-11
Collateral	$1.9 Billion of Home Equity Mortgage Loans
Originator	Ameriquest Mortgage Company
Servicer	Ameriquest Mortgage Company
Rating	"Strong", "RPS2", "SQ2" (S&P/Fitch/Moody's)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Excess Interest
2- Overcollateralization
3- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	1,900,000,000 Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Various	1,581,750,000	83.25%	16.75%	33.50%
M1	Aa2	AA	AA	Floating	112,100,000	5.90%	10.85%	21.70%
M2	A2	A	A	Floating	85,500,000	4.50%	6.35%	12.70%
M3	A3	A-	A-	Floating	28,500,000	1.50%	4.85%	9.70%
M4	Baa1	BBB+	BBB+	Floating	19,000,000	1.00%	3.85%	7.70%
M5	Baa2	BBB	BBB	Floating	19,000,000	1.00%	2.85%	5.70%
M6	Baa3	BBB-	BBB-	Floating	22,800,000	1.20%	1.65%	3.30%
OC	UR	UR	UR	-	31,350,000	1.65%	0.00%	0.00%

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization is fully funded at 1.65% and has a floor of 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquencies is greater than [44.00]% of the Credit Enhancement Percentage of the Class A Certificates
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
December 2006 - November 2007	[2.50]%
December 2007 - November 2008	[4.00]%
December 2008 - November 2009	[5.25]%
December 2009 - November 2010	[5.75]%
December 2010 and thereafter	[6.00]%

Loss Coverage

Class M1

	40% Severity		60% Severity	
PPY	CDR	Cum Loss	CDR	Cum Loss
50 PPC	14.0%	21.0%	8.4%	23.3%
100 PPC	17.3%	16.6%	10.5%	17.6%
150 PPC	20.9%	14.5%	12.8%	14.9%

Class M2

	40% Severity		60% Severity	
PPY	CDR	Cum Loss	CDR	Cum Loss
50 PPC	9.8%	17.2%	6.1%	18.7%
100 PPC	11.3%	12.4%	7.1%	12.9%
150 PPC	13.0%	10.1%	8.2%	10.3%

Class M5

	40% Severity		60% Severity	
PPY	CDR	Cum Loss	CDR	Cum Loss
50 PPC	7.1%	13.9%	4.6%	15.1%
100 PPC	7.6%	9.1%	4.9%	9.4%
150 PPC	7.9%	6.6%	5.1%	6.7%

Fwd LIBOR
12 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed